EXHIBIT 99.1

Endeavour Silver Announces Agreement to Sell 1% Interest in the Cozamin Royalty to Gold Royalty Corp

VANCOUVER, British Columbia, July 31, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce that its wholly-owned subsidiary, Minera Plata Adelante SA de CV (“MPA”) has entered into an agreement with Gold Royalty Corp. to sell all of MPA's interest in the 1% Cozamin royalty (“Royalty”) for total consideration of US$7,500,000, payable in cash. The Royalty applies to two concessions (Calicanto and Vicochea) on Capstone’s Cozamin copper-silver mine, located 3.6 kilometres north-northwest of Zacatecas City in state of Zacatecas, Mexico.

The Company obtained the Royalty through a concession division agreement signed in 2017 on seven wholly owned concessions which were acquired for US$445,000 The Cozamin Mine, a copper-silver mine owned and operated by Capstone Copper in Zacatecas, Mexico, is located on two of the seven Concessions.

The sale agreement includes an option granted to Gold Royalty Corp to purchase any additional royalties which may be granted on the five remaining concessions under the 2017 concession division agreement.

The definitive agreement is subject to standard closing conditions and is expected to be completed by August 31, 2023.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information
Galina Meleger, VP of Investor Relations
Tel: (604)640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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